Filed by: Colony Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colony Capital, Inc. (Commission File No.: 001-34456)

The following is a transcript of a conference call and webcast hosted jointly by NorthStar Asset Management Group Inc., Colony Capital, Inc. and NorthStar Realty Finance Corp. on June 3, 2016 at 10:00 a.m. Eastern time:

NorthStar Asset Management Group, Colony Capital

and NorthStar Realty Finance Announce

Merger to Create Colony NorthStar

Transcript of Conference Call

Company Participants

•	Ronald M. Sanders

•	Thomas J. Barrack, Jr.

•	David T. Hamamoto

•	Richard B. Saltzman

•	Darren J. Tangen

•	Daniel D. Raffe

•	Albert Tylis

Other Participants

•	Jade Rahmani

•	Eric Beardsley

•	Mitch B. Germain

•	Jessica S. Levi-Ribner

•	Jason Price Weaver

MANAGEMENT DISCUSSION SECTION

Operator

Good day and welcome to the NorthStar Asset Management Group Colony Capital and NorthStar Realty Finance Announce Merger to Create Colony NorthStar Conference Call. Today’s conference is being recorded.

At this time, I would like to turn the call over to Ron Sanders, General Counsel, Colony. Please go ahead, sir.

Ronald M. Sanders

Thank you. So good morning, everyone. Welcome to the conference call to discuss the strategic benefits and details of the business combination between NorthStar Asset Management Group, Colony Capital and NorthStar Realty Finance.

With us today are Tom Barrack, the Executive Chairman of Colony Capital; David Hamamoto, Executive Chairman of NSAM and the Chairman of NRF; Richard Saltzman, Chief Executive Officer of Colony Capital; Al Tylis, Chief Executive Officer of NorthStar and we have a number of other senior members of management coming from both NorthStar and Colony.

Before I hand the call over to them, just like to get a couple of formalities out of the way. On this call, certain information presented contains forward-looking statements. These statements speak only as of today’s date and are subject to risks, uncertainties and assumptions that could cause results to differ materially from these forward-looking statements.

You should refer to the information in this presentation as well as additional information contained in the SEC filings of each of NSAM, Colony and NRF concerning factors that could cause future results to differ from the forward-looking information.

Today’s call is neither an offering of securities nor solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that NSAM, Colony and NRF will be filing in the future and NSAM’s, Colony’s and NRF’s shareholders are urged to read those filings carefully.

And now, I’d like to turn the call over to Tom Barrack.

Thomas J. Barrack, Jr.

Good morning, everybody. The merger with NSAM and NRF is an exciting and dynastic moment for CLNY in a number of ways: tripling its size at a moment in time when scale truly matters and elevates the group to the highest echelon of real estate equity REITs and top quartile of RMZ Index with an anticipated attendant valuation increase and over a $7 billion market cap. It arms us with an infinite life balance sheet of almost $17 billion, with greater float and liquidity, which will allow us to enhance and incubate new verticals and increase proprietary deal sourcing. It provides us with a best-of-class combination of real estate investment products, $58 billion of AUM and all key distribution channels, including institutional, public and retail. It lowers our cost of capital significantly and reduces our leverage levels below 50% to further enhance our value-added capabilities and strategy.

I’ve known, respected and admired David Hamamoto for almost three decades and he’s one of the most talented and well recognized professionals in our industry. David, Richard, myself and our teams are personally committed to partner in leading the new combined company to become the dominate performer of global real estate. We will be perfectly positioned to avail ourselves of all opportunity anywhere in the capital stack and all appropriate and attractive asset classes on a global basis.

Thank you.

David T. Hamamoto

Thanks, Tom. Good morning, everyone. This is David. I like to start off by saying that I couldn’t be more excited to be partners with Tom and Richard. I’ve known Tom for 30 years, having initially met him when I worked for Goldman Sachs in LA in the late 1980s, where I admired all he’d accomplished as a young real estate entrepreneur working for the Bass family. And I’ve known Richard for over 20 years, having initially met him when he was Head of Merrill’s real estate practice and he pioneered the public equity securitization of real estate and was the leader in raising public real estate equity capital.

Tom, Richard and I believe in a similar culture: entrepreneurial, hard-working and team-oriented and share a vision for creating a dominant global real estate investment business. Collectively, we’ve had years of experience investing in the global real estate markets in all parts of the capital structure and in raising capital across public and private markets from both institutional and retail sources.

As global real estate market cycles and global capital market trends evolve, we feel extremely well positioned to stay ahead of the curve and make strategic decisions for Colony NorthStar that will result in superior shareholder returns. Since NorthStar’s IPO in 2004, our shareholder returns have significantly exceeded both the RMZ as well as the S&P 500.

Recently, however, NRF and NSAM have underperformed due to the bias against externally managed companies. This transaction internalizes the management of the company, increases the size and strength of our balance sheet and positions us for significant value accretion as a result of multiple expansion and the ability to generate enhanced ROEs.

We’ll have the balance sheet to close opportunistically on investments and subsequently sell down the investment to private capital partners, thereby enhancing shareholder yields. I’m excited about the opportunity to grow Colony NorthStar and deliver exceptional long-term shareholder value.

With that, I’ll turn the call over to Richard. Richard?

Richard B. Saltzman

Thank you, David. It’s now my great pleasure to speak more specifically about our go-forward business plan and how we would take advantage of the combined strengths and assets of the three merged companies. Before doing so, I want to make sure that everyone is aware that a joint investor presentation has been posted to the respective NSAM, Colony and NRF websites that I will refer to from time to time in my remarks.

So, as described on slide three of that presentation, proposed structure is a tri-party merger of equals and a 100% stock-for-stock transaction. Continuing on slide six, you see that on a combined basis, we will have $58 billion of collective AUM or assets under management, placing us in the very top tier of global independent real estate managers. What the chart doesn’t show is that we will be the only public equity REIT of that top 10 group.

By virtue of the collective history of the three companies, we are primarily invested in high-quality real estate assets, along with the additional benefit of having an embedded global investment manager. All the other companies on this slide are either C-corps that can’t qualify for REIT status because they’re asset-light, publicly traded partnerships or C-corps where real estate is a minority component of a broad based investment management or real estate services platform and of course several still private entities.

Being a public equity REIT with our scale and capabilities is both unique and we believe an enormous positive. Furthermore, as shown on slide eight, Colony NorthStar will cover the complete spectrum of real estate investment management capabilities. Whether defined by target strategy, distribution method, product duration or vehicle structure. Distribution includes public, private institutional and retail and strategies include diversified geographies and sectors across the entire capital stack.

Second, we start with a $20 billion highly-diverse primarily equity oriented portfolio as depicted on slide 12. On a go-forward basis, for each of the slices of the pie that you see on this slide, we will endeavor to optimize our returns in portfolio construction by creating a third-party capital model around each vertical, where the company will retain a 25% or smaller equity interest in the assets as a controlling GP or General Partner or sponsor entity, and where the balance are typically 80% will be co-invested out to investors under an investment management revenue construct.

If a particular vertical or slice of the pie is not suitable or conducive to this approach, we will monetize that part of the asset base and redeploy in a space or sector where we can. As an example, we at Colony are doing this today with our Light Industrial Platform known as CLIP. The initial portfolio was acquired in late 2014 for $1.6 billion, Colony shareholders own 62% of the equity, and 38% has already been co-invested to outside investors under an investment management revenue construct. The portfolio has been added to and now aggregates approximately $2 billion in size, and performance has been significantly in excess of our budgets and forecasts.

We’re now in the process of modifying the construct to a private permanent capital vehicle where we will grow assets by bringing in new investors and ultimately dilute our 62% ownership to something around 20%, but not actually sell any of our equity. The impact of doing this from a return on equity standpoint is illustrated on slide 15. Where as you move across the page, you see an incremental 600 basis points in ROE from 13% to 19% based upon the turbo-charging effect of the investment management economics on 80% of the equity capitalization. This is a prototype for what we expect to occur on all verticals or slices of pie that we will keep, and ultimately we expect to have around six main verticals.

Next, I want to address the go-forward management of our balance sheet and credit profile. As many of you know, NRF is already in the process of monetizing various of its balance sheet assets. Among other objectives, this will help bring down the overall leverage levels of the company to 48% of total capitalization as shown on slide 22. This occurs through the retirement of mortgage debt encumbering these assets as well as the additional paydown of other floating rate debt. We intend to keep our overall leverage at no greater than 50% of our capitalization and we’ll target a debt divided by EBITDA level of six times or lower.

Furthermore, we will take advantage of non-recourse debt when it’s available on a cost efficient basis and minimize our use of corporate debt. Finally, we will be very focused on appropriately laddering our maturities.

Now, from an operating perspective, the merged companies will benefit immediately from $115 million in expense-saving synergies, including reduced compensation costs, both cash and equity, reduced public company reporting and operating expenses, as well as other overhead savings, such as reduced rent. In addition, over time we expect meaningful revenue synergies from the investment management side. In particular, from the non-traded REIT, smaller retail client business, where the opportunity exists to reinvent the space with an improved more investor-friendly model from its current trough performance. The combined companies will also have an enormous asset via Townsend’s institutional relationships, based upon the significant shift in institutional investor preference for co-investment opportunities alongside a trusted significant partner.

Townsend, a just-closed NSAM acquisition at the beginning of this year, is the category killer advisor in the institutional real estate investment management world, with $162 billion of advisory assets under management. And finally, in terms of regular-way dividends, the merged companies annual dividend is expected to start comfortably at $1.08 per share, which is Colony’s current $1.60 dividend adjusted for the exchange ratio of 1.4663 times. Of course, as a result of all of the foregoing, another significant opportunity is to unlock tremendous value and the trading of our combined shares.

Slide 17 in particular depicts the discount to various individual and group trading accounts, which represents additional value creation potential, on top of the very substantial earning synergies and growth prospects for the company. Last but not least, I want to take a minute to talk about culture and the creation of a best-in-class partnership between groups of people and individuals, who as Tom and David said, have known each other well and in some cases worked together over the last 25 years.

From a talent standpoint, these two organization should blend together incredibly well. The trick or challenge, as the case may be, is to maintain that fine balance of entrepreneurial spirit and motivation carefully overlaid with institutional best practices, risk management, and transparency. Tom, David and I all look forward to meeting this challenge as partners and providing leadership to an extraordinary group of very talented people.

So in summary, please look at slide 25. This is a recap of our vision for the combined company and let me just take you through the points here. Number one, goal to become the premier internally managed global equity REIT with an embedded investment management platform. Two, strong benefits from a large base of owned, operating real estate. Three, the ability to build platforms across multiple real estate verticals. Four, a larger balance sheet and ability to execute larger transactions opportunistically. Five, lower leverage with the position to achieve investment grade credit profile and reduce our cost of capital. Six, immediate cost synergies and longer term operational synergies. And seven, potential for higher earnings growth and value creation from the overlay of investment management economics on top of high quality real estate asset level returns.

Now, before I open it up for Q&A, I want to emphasize a couple of points. One, this is a three-way merger that will require three separate shareholder votes. Two, a joint proxy statement of NSAM, Colony and NRF will be provided in the ensuing weeks which will provide much greater granular detail about the proposed transaction. Therefore, and until such time, we may be limited in our ability to respond to certain of your questions. So, with that as a caveat, let me introduce some other members of our various management teams who are here today to answer certain questions around their particular area of focus. So in addition to Tom, David and myself, we have Al Tylis, who is the CEO of NSAM; Jonathan Langer, who is the CEO of NRF; Darren Tangen, who is the CFO of Colony; Dan Gilbert, who is the CIO and COO of NSAM; Debra Hess, who is the CFO of NSAM. So hopefully, all of us can address most, if not all of your questions.

Operator, let’s open it up.

Q&A

Operator

Thank you. [Operator Instructions] We’ll go first to Jade Rahmani with KBW.

<Q - Jade Rahmani>: Thank you very much for taking the questions. Just the first question is do you look at the transaction as accretive or dilutive to earnings on a per share basis? For example, removing the NRF management fees from NSAM’s and NRF’s financials and incorporating expense savings and the new share count, is the deal accretive?

<A - Richard B. Saltzman>: Good morning, Jade. Thanks for the easy question to start off our call. Look, it’s not simple at all. We’ve got three different companies and the answer for each company of course is idiosyncratic to that particular company’s situation. And I think while this is for sure going to generate a lot of earnings potential, additional earnings potential and we have all the synergies that we’re going to benefit from, and of course, NRF is going to benefit from the internalization and the collapsing of that NSAM contract. We’re really not in a position today to talk about the individual accretion analysis; I think you’re going to have to wait to see the proxy for that one.

<Q - Jade Rahmani>: Thanks very much. Can you clarify the total share count, both basic and dilutive, and if it reflects any converts? If I took the 8.6 million shares and the 1.4% of Colony, NorthStar common stock that that refers to and implies around 614 million shares. But if you take the exchange ratios, I get to around 600 million shares. So, just wanted to clarify what we might be missing?

<A - Richard B. Saltzman>: So I’m going to ask Darren Tangen to answer that one.

<A - Darren J. Tangen>: So, Jade, I think you’re very close with the numbers that you’ve come up with. I think 600 million shares is the right pro forma count for the new company and that’s really what you should apply the various ownership percentages that are in the press release this morning. Two, there could end up being a little bit more than that based on share count – sorry, some of the shares that are going to be awarded that you mentioned that are mentioned in the press release, but I think 600 million is the right share count to use.

<Q - Jade Rahmani>: And does that include any converts?

<A - Darren J. Tangen>: It does not include any converts.

<Q - Jade Rahmani>: Okay. Just the $1.08 per share dividend, which I think is just the Colony dividend divided by the exchange ratio, but you also say that that’s the anticipated dividend. I think Colony’s payout ratio historically is around 80%; NRF, we estimate the current payout ratio is 65% before asset monetization; and NSAM is around 30%. Is there a range of payout ratios that you could think of that dividend as implying something in perhaps the 60% to 65% range which would be similar to the equity REIT average?

<A - Darren J. Tangen>: So, Jade, I’ll take…

<A - Richard B. Saltzman>: Thanks, Darren. Go ahead.

<A - Darren J. Tangen>: Okay. For sure, I think we want to ultimately manage to a more conservative payout ratio than where we’ve recently been with CLNY. And I think you’re right that we’ve recently – CLNY been in the sort of 80% range, and I think on a more normalized basis where we’d like to be with the pro forma company is that a more conservative level than that. And I think when we established the $1.08 per share dividend level, which is the same dividend level that CLNY is at today, we were keeping that in mind that we are comfortable being at that level and being able to manage to a lower payout ratio.

<Q - Jade Rahmani>: When Colony…

<A - Richard B. Saltzman>: And of course – Jade, I just wanted to say of course that’s our base dividend, right? I mean, hopefully, we would expect to grow it.

<Q - Jade Rahmani>: When Colony internalized the management, there was a schedule of restrictions on the sale of management shares, initially five years, 20% per year. Does this transaction changed that schedule at all?

<A - Richard B. Saltzman>: No.

<Q - Jade Rahmani>: Okay. And then just finally the expense savings. In 2018, after which I’d assume certain NSAM exempts would no longer receive a dollar a share in compensation. What would – does that – those expense savings get reduced once that 2018 period commences? Does this initial [inaudible] (21:31)

<A - Richard B. Saltzman>: No. Sorry, Jade. Well, finish your question. I’m sorry, I didn’t mean to interrupt.

<Q - Jade Rahmani>: I was finished.

<A - Richard B. Saltzman>: Okay. So the answer is we’ve actually assumed regular-way salaries in the synergies that we’re reporting as a baseline in the $115 million. So actually, the benefit initially in the first year is going to be much greater than that.

<Q - Jade Rahmani>: Okay. And then just finally the long-term portfolio, you said there were six main verticals, would you mind just summarizing what those main verticals are?

<A - Richard B. Saltzman>: Well, I don’t think we know yet, to be fair. I mean, I think, I mentioned Colony’s CLIP is certainly being an example of one that’s well on its way to being a permanent keeper based on the investment management construct that we already have in place for CLIP. And I think with respect to others, it’s going to be a function of how feasible it is for us to take the other balance sheet positions that we’re going to have pro forma for the combination and do the same type of thing.

<Q - Jade Rahmani>: Okay. Thanks very much for taking the questions.

<A - Richard B. Saltzman>: Thank you.

Operator

We’ll go next to Eric Beardsley with Goldman Sachs.

<Q - Eric Beardsley>: Hi. Thank you. Just a follow-up on the synergies. You say that those are immediate, should we expect those in terms of day one run rate or will those get phased in over the course of 2017?

<A - Richard B. Saltzman>: Day one run rate.

<Q - Eric Beardsley>: Okay. And then I guess just on the revenue synergy side, is there a point in time, I guess, where you’re growing the asset management business fast enough where there are some – were there any, I guess, think about the reconsiderations in terms of income that’s not eligible?

<A - Richard B. Saltzman>: Well, that would be a very high class problem. I mean, right now, I mean given the size of the balance sheet, at $17 billion once the asset sales are completed as contemplated, we have a lot of cushion and room vis-à-vis our tests. And of course at some point, if the AUM was just growing at such an unbelievable astonishing rate relative to balance sheet growth, I mean, you could end up with an issue. But as I say, that would be a high-class problem and one I think we could deal with in a number of different ways, including expanding the balance sheet to compensate for that.

<Q - Eric Beardsley>: Got it. Okay, so I was just curious in terms of the asset sales. Afterwards it sounded like there would be more paring of the portfolio, but we shouldn’t expect those to be too aggressive in the future.

<A - Richard B. Saltzman>: Well, no. The core balance sheet’s going to stay intact. Right. What will happen is, as we do things like CLIP, is just we’re going to raise more outside capital relative to what we have in place in terms of inside balance sheet capital. So we create this non-financial leverage and the turbocharged economics from an ROE standpoint.

<Q - Eric Beardsley>: Got it.

<A - Richard B. Saltzman>: But the balance sheet’s not going to get smaller. It’s only going to get – it’s going to stay this size or get bigger.

<Q - Eric Beardsley>: Got it. And then just in terms of the contingent consideration that’s still outstanding from the initial Colony internalization, what happens to that now?

<A - Richard B. Saltzman>: Gets rolled over into the new company.

<Q - Eric Beardsley>: Okay. So that will just be based, you’ll have some carve-out set of funds, and if there’s fundraising that’s joint, will that contribute to it?

<A - Richard B. Saltzman>: Yes, it will.

<Q - Eric Beardsley>: Okay.

<A - Richard B. Saltzman>: Incremental fundraising contributes to it.

<Q - Eric Beardsley>: Got it. Okay. That’s all from me. Thank you.

<A - Richard B. Saltzman>: Okay, thanks.

Operator

[Operator Instructions] We’ll go next to Mitch Germain with JMP Securities.

<Q - Mitch B. Germain>: Good morning, everyone. So, I’m just curious, Richard, you talked about six main verticals, a bit of ambiguity. Does that exist kind of in what the combined entity looks like or is there something that you consider what you have right now to be non-core and are there other sectors that you’re looking to grow in?

<A - Richard B. Saltzman>: No, there’s nothing that’s non-core today. I mean, I think if you look at that pie chart that I referred to, you see the diversified base of assets that pro forma company is going to have. And all of those significant slices of the pie there are eligible to be permanent verticals in terms of how we create an investment management model around the balance sheet assets that we own.

So the real question at the end of the day is just the feasibility of doing that for the significant asset exposures that we will have as a company. And as I mentioned, it’s well along its way in the industrial side and just remains to be seen how we will do it for some of the others. And if it’s not feasible, then we’re going to get out of that asset class and redeploy in one where we can do it.

<Q - Mitch B. Germain>: Okay. That’s helpful. And just with regards to the balance sheet, I know you’ve talked about trying to get investment grade with a six times debt to EBITDA goal and sub-50%. Where does debt to EBITDA stand today and then what’s the plan to get that investment grade exposure?

<A - Richard B. Saltzman>: Well, look, I don’t want to oversell the investment grade here. So, first of all, each company obviously today has a very different credit profile. So, those ratios are different for every single one of the three companies. But on a combined basis, pro forma for the asset sales, we get down to plus or minus six times, which is something we’re very comfortable with and something we expect to continue to manage towards. The investment grade credit rating – it would be a nice thing to have and would certainly help from a marginal incremental cost of capital standpoint, on the one hand. On the other hand, both NorthStar and Colony historically have taken advantage of nonrecourse debt, which doesn’t have to be rated necessarily unless you’re doing some kind of securitization and we like the nonrecourse debt.

We feel from a risk management standpoint that’s a very smart and appropriate way to finance our assets. So we’re not all about necessarily investment grade rating in order to do a lot of corporate financing in place of actual direct real estate asset financing, but we do have some converts that are outstanding. We have preferred stock that’s outstanding. And we think if we were able to get an investment grade rating, it would certainly help from a cost of capital standpoint for those instruments.

<Q - Mitch B. Germain>: Great. And just some thoughts surrounding the non-traded REIT business, how do you work away from any potential conflicts that you’ll have with regards to trying to sell some of your core platforms to the third party and how do you see growth and leveraging the retail network to carry your plan?

<A - Richard B. Saltzman>: Well, let me just make a brief comment and then I’m going to turn it over to Dan Gilbert, who runs that business today for NorthStar and who will continue to run that business for the combined companies.

Look, I think the conflict gets very significantly mitigated by virtue of the fact that in the constructs and the models that we’re thinking about for these verticals, we want to have alignment of interest in terms of co-ownership, right. So, if we have substantial ownership, right, in these assets because in effect, we’re not necessarily selling our position, but we’re bringing in more equity to dilute down our position, as I was explaining, again in that CLIP Colony industrial example, then you really have alignment in that we’re sharing ownership. Albeit in addition, we’re collecting investment management fee. So, let me also turn it over to Dan to delve into a little bit more detail on that.

<A - Daniel D. Raffe>: Yeah, thanks, Richard. And just on that front, the model that Richard’s talking about is pretty consistent with the way a lot of the products have gone in the retail sector such as non-traded sector today, where you do see that time of co-invest where the sponsor has GP interest and the fund or the REIT does take more of an LP position. And in fact we’re doing that with our RXR Metro product. And what it does is it basically puts the retail investor right alongside an institutional investor and gives them access to transaction flows they would not normally see. So, it’s extremely well suited and one of the exciting things about the combination of these companies.

The second thing I’ll say and one of the reasons that I am choosing to focus more on the retail side is this retail market has been really void of very strong institutional sponsorship. And if you listen to what we’ve been talking about for years is that NSAM is trying to bring that to the marketplace. And I think a lot of the reason we’ve been able to be successful and raise capital is because we bring more of an institutional profile to that market. This transaction accelerates that dramatically and really creates a unique sponsor in the market that is very different than any other that we’ve seen. So I think our sales will accelerate, our diversity of capital will accelerate and our ability to broaden retail customers’ access to institutional acumen will be greatly enhanced. And you’re seeing that with other potential participants coming in the market that are more institutional based and this is just consistent with that. So it’s a pretty exciting thing. And I know our retail system is very eager to get this combination out to the marketplace because of the acceleration it will provide in our sales.

<Q - Mitch B. Germain>: Great. That’s helpful. Last one from me, probably for Darren, does the transaction costs, does that include the change of control payments?

<A - Darren J. Tangen>: No, the transaction costs are really just the legal audit tax. There is some severance costs in there as well as some merger integration costs as well as the financing costs.

<Q - Mitch B. Germain>: Thank you.

Operator

We’ll go next to Jessica Ribner with FBR.

<Q - Jessica S. Levi-Ribner>: Good morning, guys. Thank you for taking my questions. Just a quick question on the buybacks, how can we think about that now for each of the companies given this morning’s announcement?

<A - Albert Tylis>: Hey, Jessica, it’s Al.

<Q - Jessica S. Levi-Ribner>: Hey.

<A - Albert Tylis>: At this point, we should not anticipate any other companies on our side the NRF and NSAM that have buyback programs in place to execute those until there is – until after the combination has been completed.

<Q - Jessica S. Levi-Ribner>: Okay. And is that something that you would consider once the combination takes place or would we just have to kind of stay tuned?

<A - Richard B. Saltzman>: Well, I think from that standpoint, I mean right, it just – it’s hard to answer that question today since the closing is anticipated to be in January of next year. And so we just have to evaluate the facts at that time. I mean I think NorthStar and Colony historically have been opportunistic about repurchasing their shares at times where it’s attractive and it makes sense. And – but it would be hard to make a judgment right now about that.

<Q - Jessica S. Levi-Ribner>: Okay, that’s fair. And then just going back to the dividend and piggybacking on Jade’s question, how can we think about the general dividend policy kind of going forward in a combined entity?

<A - Richard B. Saltzman>: Look, I think we want to have a policy that is conservative as it relates to just making sure that we have an appropriate cushion in the dividend. And further to that, I mean that includes a variety of different things including CapEx requirements and the like. So, it needs to be balanced in terms of making sure that we have the appropriate cushion on the one hand – on the other hand just based on our expectation for growth, we’re hoping we’re going to be able to increase it sooner rather than later. So, it’s really just striking that balance.

<Q - Jessica S. Levi-Ribner>: Okay, great. Thank you.

<A - Richard B. Saltzman>: Thank you.

Operator

We will go next to [indiscernible] (35:05) with KBW.

<Q>: Hi. Good morning. Thanks for taking my question. So, first question is for the managements of NRF and NSAM. I’m just wondering how seriously you considered a recombination of the two entities and how did you determine that going down the tri-party merger was the better path for the company.

<A - David T. Hamamoto>: Yeah. Hi, it’s David. Obviously, we’ve been – this process is been going on and we’ve been exploring everything to maximize shareholder value for the various constituents and the recombination of the two was definitely on the table. As we’ve said before, both NRF and NSAM had special committees with their own advisors. And we ultimately – each special committee ultimately concluded that the deal with Colony was a much better answer for everyone. And I think, as Tom and I said early in the call, the reason that this is so compelling and that we can do a three-company merger, where it’s a win-win for everyone is that this is not about sort of an immediate impact; this is about a long-term vision that basically Tom, Richard and I share for what we’re trying to build here and we look at this and we’ve looked around. And obviously, we’ve had some headwinds, as I’ve said, with the external management structure that’s changed. And what we wanted to do was adjust to the market and try to make sure that we are sensitive to what shareholders want.

And given what we see in the market and the strength of what you see with someone like Brookfield out there or even in a smaller version of this with Kennedy-Wilson and how well they’re trading, we thought that this was a great way to emulate what the market likes. And I think with our size, we’re ranked fifth in terms of AUM amongst these global real estate leaders. So, the combination creates power, whether it’s information, relationship, global reach. I mean, the relationship that Tom has with institutional investors, we’ve started to touch the surface now with our acquisition of Townsend. But it’s actually – I have something I haven’t really focused on since my days when I was founding Whitehall. And it’s something that together, we’re very excited about. We spent seven years building our retail platform and being the institutional sponsor in that space. And I think you layer on the synergies and the benefit of performance from being in the top quartile of the RMZ. I mean this is exciting and it’s about building a long-term future for this business. And I’m very committed to doing this and I’m very excited about it. This is reenergizing and I think the future is bright for this company.

<Q>: Okay. Thanks David. And actually just a follow-up on Townsend, now that it’s going to be part of a much broader, more institutional-based platform, do you think in some ways that could be limiting to Townsend’s existing advisory business or create any conflicts of interest there?

<A - Richard B. Saltzman>: Look, I think it’s a fair question. And I don’t know if we have the complete answer yet since even from NorthStar’s perspective, they only bought Townsend a few months ago. But I think we’re cautiously optimistic that it’s not going to be an issue. And in this new institutional co-investment world that I was describing earlier, it’s only going to be a positive.

<A - David T. Hamamoto>: Yeah. I second that too, [indiscernible] (38:42). I think for Townsend, the pipeline and the deal flow and the types of transactions that we could bring where we can invest alongside some of their clients, I think that creates more alignment rather than less. So I think there’s actually some really interesting opportunities where with the large balance sheet and the model that Richard described, this can be a win-win for us and Townsend going forward.

<Q>: Okay. Thank you.

Operator

And we’ll go next to Jason Weaver with CRT Capital.

<Q - Jason Price Weaver>: Hi good morning, thanks for taking my question. First of all, Richard and/or Tom, do any of the new capabilities that you’ll gain within the combined company change your existing outlook on the ability to raise new third-party assets under management?

<A - Richard B. Saltzman>: Well, I mean, I think only in a positive way, right. I mean there are spaces that NorthStar is in, like the NTRs and even having a publicly-traded European company that they manage that we don’t currently have. And so, I mean, this just adds to the repertoire of things that just from a pure Colony perspective for a moment that we’re already doing in a very positive way, in our opinion. And really, I think when you really look at kind of the complement of all three companies, I mean each of us is kind of filling in holes and gaps that the other has in a very extraordinary way. So that’s what so exciting about this.

<Q - Jason Price Weaver>: Okay, that’s helpful. [inaudible] (40:33) Okay go ahead.

<A - Thomas J. Barrack, Jr.>: Sorry, this is Tom, I was just going to weigh in. The world is changing and everybody talks about scale, but scale is dependent on long-line relationships and the athletes on the field really at the end of the day. That is the determining factor. So the reason that we’re so enthused about is it would take decades for any of the three companies to be able to not only achieve this scale in AUM, but to find those silos with the athletes that are in those silos for proprietary deal-sourcing on one side and all the verticals for distribution on the other.

So now we have institutional distribution, public distribution, retail distribution and you’ve got best-of-class athletes and basically 16 varying businesses today combined. So from the institutional investor point of view, they’re scaling down the amount of managers that they have on the field. They’re going to longer term relationships that have the experience and performance [indiscernible] (41:46). And I think we’re just amazingly positioned for the next round of scrutiny which will come from that institutional investor market which wants scale, athletes, proprietary deal-sourcing and other verticals.

<Q - Jason Price Weaver>: Okay, thank you. Very helpful. And then just one more from me. I know that in the press release – and you also mentioned we should see a proxy in the coming weeks. But in the press release, it only mentioned that Colony’s board had approved of this deal. When could you expect approval from NRF and NSAM?

<A - Richard B. Saltzman>: It’s been approved, Jason, and the reference there was to the special committees which were the driving factors and unanimously approved the transaction.

<Q - Jason Price Weaver>: Okay, great. Thanks for clearing that up.

Operator

And we will go next to Jade Rahmani with KBW.

<Q - Jade Rahmani>: Yes, hi, just a clarification on the Colony contingent consideration that was issued as part of the internalization. Does this accelerate that contingent since the AUM is growing as a result of combination?

<A - Richard B. Saltzman>: No. So as maybe you heard me mention earlier Jade, we’re rolling over the performance tests with respect to how we might earn that contingent consideration. But it’s only incremental capital raising.

<Q - Jade Rahmani>: Okay. So it, at this point, remains not yet vested. Is that the right way to think about it?

<A - Richard B. Saltzman>: Right. It’s not vested – it’s not vested. And that’s why the easy decision just with respect to how to treat it was to roll it over, albeit you have to do some fine-tuning and some adjustments just to kind of make it fit the new code.

<Q - Jade Rahmani>: Meaning fine-tune the benchmarks.

<A - Richard B. Saltzman>: No, not fine-tuning the benchmarks, but you have to adjust the share counts that were being used. If you remember, there was an earnings test per share, that sort of thing.

<Q - Jade Rahmani>: Okay. I guess just a high-level question, I mean the stock prices are down at this point. Why would you – what would you say you think the reason for the stock price declines are, and I guess do you want to reiterate the rationale for the transaction? Why you think this would be a buying opportunity in any one of these three stocks?

<A - Richard B. Saltzman>: Well, we’re not watching the trading market right now. So I – it’s hard for me to directly opine on that. I know the market generally was soft early today, just based on the jobs report. But look, I mean, as we stated, I mean each of these three companies brings something very significant to the table. And when you put them all together and you have the scale from a balance sheet standpoint and the assets under management and to the point Tom just made, which is increasingly this concentration at the top in the investment management world and in particular the same thing in the real estate investment management world, there’s a disproportionate benefit flowing to the really confident, qualified larger players, okay. This has not been a market where all boats are rising. This has been a market where the big, very confident, highly valued managers are getting a disproportionate share of the incremental capital flows. And I think this squarely creates a player with that type of reputational capital and scale. And I think we’re going to be able to take advantage of it.

<Q - Jade Rahmani>: Thanks very much for taking the questions.

<A - Richard B. Saltzman>: You’re welcome.

Operator

And there are no further questions at this time. This will conclude today’s call. We thank you for your participation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by NorthStar Asset Management Group Inc. (“NSAM”), Colony Capital, Inc. (“Colony”) and NorthStar Realty Finance Corp. (“NRF”) stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger, the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NSAM, Colony or NRF are under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, NSAM, Colony and NRF will cause an affiliate of NSAM, New Polaris Inc., a Maryland subsidiary of NSAM that will be renamed Colony NorthStar, Inc. (“Colony NorthStar”) and will be the surviving parent company of the combined company to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NSAM, Colony and NRF and that also will constitute a prospectus of Colony NorthStar. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORT ON FORM 8-K TO BE FILED BY EACH OF NSAM, COLONY AND NRF IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

Contacts:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony, and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and a Current Report on Form 8-K to be filed by Colony with the SEC in connection with the announcement of the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016, and a Current Report on Form 8-K

to be filed by NSAM with the SEC in connection with the announcement of the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016, and a Current Report on Form 8-K to be filed by NRF with the SEC in connection with the announcement of the proposed transaction. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.